

February 3, 2011

Mr. Donny Smith
President
Segway IV Corp.
213 South Oak Avenue
Owatonna, MN 55060

> **Re:** **Segway IV Corp.**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed January 31, 2011**
> **Response Letter dated January 31, 2011**
> **File No. 000-30327**

Dear Mr. Smith:

We have reviewed your filing and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

1.   We note in your response to comment four of our letter dated January 26, 2011 that Kiesling Associates, LLP ("Kiesling") provided assistance with respect to the Company's second and third quarter Form 10-Q filings by reviewing the audited financials prepared by the prior auditor, Gately and Associates, LLP ("Gately"), prior to their filing with the SEC; and your statement that Kiesling has never provided non-audit related services to the Company. Please advise us of the following:

    a. Further explain to us your statement that Gately *audited* the interim financial statements for the quarters ended June 30, 2010 and September 30, 2010, as Rule 8-03 of Regulation S-X does not require an audit interim financial statements;

    b. Further describe to us the extent of the services that Gately performed as your independent accountant for the second and third quarters ended June 30, 2010 and September 30, 2010;

    c. Tell us whether Gately prepared your financial statements or accounting records for any period while they were also retained as your independent accountant and, if so, tell us how you considered Rule 2-01(c)(4) of Regulation S-X;

    d. Further describe to us the extent of the services that Kiesling performed for your second and third quarters ended June 30, 2010 and September 30, 2010, and tell us why you believe these services do not meet the definition of non-audit services in Rule 2-01(c)(4) of Regulation S-X.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services